December 3, 2007

Mail Stop 3561

*By U.S. Mail and facsimile to (402) 963-1211*

Paul M. Mendlik
Executive Vice-President and Chief Financial Officer - Treasurer
West Corp.
11808 Miracle Hills Dr.
Omaha, NE 68154

> **Re:** **West Corp.**
> **Form 10-K**
> **Filed February 28, 2007**
> **File No. 0-21771**

Dear Mr. Mendlik:

        We have reviewed your response letter dated September 21, 2007 and have the following comment.  Please respond to our comment by December 17, 2007 or tell us by that time when you will provide us with a response.  If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply.  We welcome any questions you may have about our comment or any other aspect of our review.

1.   We reissue comment six from our letter dated August 21, 2007.  You have not provided a detailed analysis as to why disclosure of the targets would result in competitive harm.  You refer to these targets as "stretch" goals that would provide competitors with insight into the company's strategic planning.  It is unclear how disclosure of these targets would provide such insight, especially since the prior fiscal year for which the targets applied has passed and the actual financial results of that fiscal year are available.  Please either provide us with a detailed explanation for your conclusion that disclosure of the targets would result in competitive harm or disclose such information in future filings.  To the extent that it is appropriate to omit specific targets, please provide disclosure pursuant to Instruction 4 to Item 402(b).  General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.  In discussing how likely it will be for the company

to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Please contact me at (202) 551-3357 with any questions.

Sincerely,


Pam Howell
Special Counsel